cm 11/23

04019832

SECURI[illegible] [illegible]COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hewitt Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Half Day Road
(No. and Street)

Lincolnshire, (City) **Illinois** (State) **60069** (Zip Code)

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony P. Sartori **847-295-5000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

NOV 23 2004

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony P. Sartori, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hewitt Financial Services LLC., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Samantha Kaderabek
Notary Public, State of Illinois
My Commission Exp. 04/27/2008

Samantha Kaderabek
Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Hewitt Financial Services LLC

Year ended September 30, 2004
with Reports of Independent Auditors
(Confidential Pursuant to Rule 17a-5(c)(3))

Hewitt Financial Services LLC

Financial Statements and Supplemental Information

Year ended September 30, 2004

Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Hewitt Financial Services LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services LLC as of September 30, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hewitt Financial Services LLC at September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
October 22, 2004

Hewitt Financial Services LLC

Statement of Financial Condition

September 30, 2004

Assets	
Cash	$16,344,651
Accounts receivable	2,736,211
Other assets	50,728
Total assets	$19,131,590
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 70,429
Member's equity *(Note 6)*	19,061,161
Total liabilities and member's equity	$19,131,590

See notes to financial statements.

Hewitt Financial Services LLC

Statement of Operations

Year ended September 30, 2004

Revenues *(Note 2)*	
Shareholder services and 12b-1 fees:	
Unaffiliated mutual funds	$24,556,927
Affiliated mutual funds	380,586
Other fees and commissions	839,279
Total revenues	25,776,792
Expenses	
Service agreement fees *(Note 3)*	3,000,000
Personal Finance Center and other broker-dealer costs *(Note 2)*	469,971
Professional services	44,163
Registration fees	76,614
Other	36,391
Total expenses	3,627,139
Net income	$22,149,653

See notes to financial statements.

Hewitt Financial Services LLC

Statement of Changes in Member's Equity

Year ended September 30, 2004

Balance at September 30, 2003	$ 5,011,508
Net income	22,149,653
Distributions	(8,100,000)
Balance at September 30, 2004	$19,061,161

See notes to financial statements.

Hewitt Financial Services LLC

Statement of Cash Flows

Year ended September 30, 2004

Cash flows from operating activities	
Net income	$22,149,653
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(246,493)
Decrease in other assets	68,965
Decrease in accounts payable and accrued expenses	(236,146)
Net cash provided by operating activities	21,735,979
Cash flows from financing activities	
Capital distributions	(8,100,000)
Net cash used in financing activities	(8,100,000)
Net increase in cash	13,635,979
Cash at beginning of year	2,708,672
Cash at end of year	$16,344,651

See notes to financial statements.

Hewitt Financial Services LLC

Notes to Financial Statements

1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers Inc.

The securities brokerage services provided, and the fees earned for such services, are primarily 12b-1 fees and shareholder services fees from mutual fund families. Participants in employee benefit plans administered by an affiliate, Hewitt Associates LLC, invest in these mutual fund families. Fees earned relating to employee benefit plan customers include asset-based fees and fund participant fees.

Other fees and commission revenues consist of a portion of commissions and securities transaction fees earned by other broker-dealers and paid to the Company in connection with referral arrangements between the Company and such other broker-dealers. These revenues also include fees from investment advisors through a program where customers can participate in a personal financial consulting program and fees earned from investment company organizations in connection with the Company's offering of college savings "529" plans. Personal Finance Center costs include professional and consulting costs incurred in establishing and running the program and maintaining a base of investment advisors.

2. Significant Accounting Policies

Revenues and the related expenses for services provided to employee benefit plans and fees with regard to personal financial consulting are accrued when services are performed and amounts are earned. After assets under management in the personal advisor program reach a specified level, the Company shares in a portion of fees charged by the investment advisors.

Commissions and related expenses on securities transactions are recorded on a settlement date, which is not materially different than the trade date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Parties

Certain services are provided to the Company by the Parent under a Management Agreement for which the Company incurs a service agreement fee of $250,000 per month. The Management Agreement provides that the fee will be reduced if the payment would cause the Company to fail to meet its regulatory requirements.

The Company is the affiliated broker-dealer of Hewitt Series Trust and receives fees from these affiliated mutual funds.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is deposited with one major Chicago bank.

5. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the sole member.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company at all times maintain net capital (as defined) equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness cannot exceed 15 to 1. At September 30, 2004, the Company's ratio of aggregate indebtedness to net capital was .004 to 1. At September 30, 2004, the Company's net capital was $16,274,222 and its minimum net capital requirement was $5,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent.

Supplemental Information

Hewitt Financial Services LLC

Computation of Net Capital Pursuant to Rule 15c3-1

September 30, 2004

Net capital	
Member's equity	$19,061,161
Less: Nonallowable assets*	2,786,939
Net capital	$16,274,222
Required net capital (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$16,269,222
Aggregate indebtedness – Accounts payable and accrued expenses	$ 70,429
Ratio of aggregate indebtedness to net capital	.004 to 1
*Nonallowable assets:	
Accounts receivable	$ 2,736,211
Other assets	50,728
	$ 2,786,939

Note: *There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited FOCUS Report, Part IIA, as of September 30, 2004.*

Hewitt Financial Services LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3

September 30, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) as it clears all customer transactions on a fully disclosed basis with other broker-dealers.

Note: There are no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited FOCUS Report, Part IIA, as of September 30, 2004.

Independent Registered Public Accounting Firms' Supplemental Report on Internal Control

The Member of
Hewitt Financial Services LLC

In planning and performing our audit of the financial statements of Hewitt Financial Services LLC (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
October 22, 2004